HSBC ◆

January 2014
Free Writing Prospectus
Registration Statement No. 333-180289
Dated January 7, 2013
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

PLUS Based on the Level of the S&P MidCap 400® Index due March 5, 2015
Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

The PLUS offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), will not pay interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this free writing prospectus. All references to "Reference Asset" in the prospectus supplement and the Equity Index Underlying Supplement shall refer to the "underlying index" herein. At maturity, if the level of the underlying index has appreciated, investors will receive the stated principal amount of their investment plus leveraged upside performance of the underlying index, subject to the maximum payment at maturity. However, at maturity, if the level of the underlying index has depreciated, the investor will lose 1% for every 1% decline in the underlying index from the pricing date to the valuation date. The PLUS are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the underlying index. **Investors may lose up to 100% of the stated principal amount of the PLUS. All payments on the PLUS are subject to the credit risk of HSBC.**

INDICATIVE TERMS	
Issuer:	HSBC USA Inc. ("HSBC")
Maturity date*:	March 5, 2015, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement
Underlying index:	S&P MidCap 400® Index (Bloomberg symbol: "MID")
Aggregate principal amount:	$

Payment at maturity:	• If the final level is *greater than or equal to* the initial level:
	  $10 + the leveraged upside payment
	  In no event will the payment at maturity exceed the maximum payment at maturity.
	• If the final level is *less than* the initial level:
	  $10 x the index performance factor
	  This amount will be less than the stated principal amount of $10. You may lose all of your investment. All payments on the PLUS are subject to the credit risk of HSBC.

Leveraged upside payment:	$10 x leverage factor x index percent increase
Leverage factor:	300%
Index percent increase:	(final level – initial level) / initial level
Initial level:	The official closing level of the underlying index on the pricing date
Final level:	The official closing level of the underlying index on the valuation date
Official closing level:	The official closing level of the underlying index on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "MID <INDEX>" or any successor page on the Bloomberg Professional® service or any successor service, as applicable
Valuation date*:	March 2, 2015, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement
Index performance factor:	final level / initial level
Maximum payment at maturity:	At least $11.15 per PLUS (at least 111.5% the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS
Pricing date*:	On or about January 31, 2014
Original issue date*:	On or about February 5, 2014 (3 business days after the pricing date)
Estimated initial value:	The estimated initial value of the PLUS will be less than the price you pay to purchase the PLUS. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your PLUS in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The estimated initial value of the PLUS, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the PLUS in the secondary market, if any."
CUSIP:	40434B495
ISIN:	US40434B4959
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".

Commissions and issue price:	Price to public[(1)]	Fees and commissions[(1) (2)]	Proceeds to issuer
Per PLUS	$10	$0.20	$9.80
Total	$	$	$

(1) The actual price to public and agent's commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.925 per PLUS. See "Syndicate Information" on page 10 for further details.

(2) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of up to $0.20 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of up to $0.20 for each PLUS they sell. See "Supplemental plan of distribution (conflicts of interest)."

* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the PLUS.

The estimated initial value of the PLUS on the pricing date is expected to be between $9.50 and $9.80 per PLUS, which will be less than the price to public. The market value of the PLUS at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 4 of this document for additional information.

An investment in the PLUS involves certain risks. See "Risk Factors" beginning on page 4 of this free writing prospectus, page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the PLUS, or determined that this free writing prospectus or the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm
The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

The PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Summary

Performance Leveraged Upside Securities
Principal at Risk Securities

The PLUS Based on the Level of the S&P MidCap 400® Index due March 5, 2015 (the "PLUS") can be used:

- As an alternative to direct exposure to the underlying index that enhances returns for a certain range of positive performance of the underlying index

- To enhance positive returns and potentially outperform the underlying index in a moderately bullish scenario

- To achieve similar levels of upside exposure to the underlying index as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor

Maturity:	Approximately 13 months
Leverage factor:	300%
Maximum payment at maturity:	At least $11.15 per PLUS (at least 111.5% of the stated principal amount) (to be determined on the pricing date)
Minimum payment at maturity:	None. You may lose your entire initial investment in the PLUS.
Coupon:	None

Key Investment Rationale

The PLUS offer 300% leveraged upside on the positive performance of the underlying index, subject to a maximum payment at maturity of at least $11.15 per PLUS (at least 111.5% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date. However, if the level of the underlying index has decreased as of the valuation date, investors will lose 1% for every 1% that the level has decreased. **Investors may lose up to 100% of the stated principal amount of the PLUS.**

Investors can use the PLUS to enhance returns up to the maximum payment at maturity, while maintaining similar downside risk as a direct investment in the underlying index. All payments on the PLUS are subject to the credit risk of HSBC.

Leveraged Performance	The PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the securities included in the underlying index.
Upside Scenario	The level of the underlying index increases and, at maturity for each PLUS, we will pay the stated principal amount of $10 plus 300% of the index percent increase, subject to a maximum payment at maturity of at least $11.15 per PLUS (at least 111.5% of the stated principal amount).
Par Scenario	The level of the underlying index does not change, at maturity for each PLUS, we will pay the stated principal amount of $10.
Downside Scenario	The level of the underlying index declines, at maturity for each PLUS, we will pay less than the stated principal amount in an amount that is proportionate to the decline.

How the PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS assuming the following terms:

Stated principal amount:	$10 per PLUS
Leverage factor:	300%
Hypothetical maximum payment at maturity:	$11.15 per PLUS (111.5% of the stated principal amount). The actual maximum payment at maturity will be at least $11.15 per PLUS and will be determined on the pricing date.

PLUS Payoff Diagram



How it works

▪ Upside Scenario: If the final level is greater than the initial level, investors would receive the $10 stated principal amount plus 300% of the appreciation of the underlying index over the term of the PLUS, subject to a maximum payment at maturity of $11.15 per PLUS. Under the terms of the PLUS, an investor would realize the maximum payment at maturity at a final level of 103.833% of the initial level.

    ▪ For example, if the underlying index appreciates 3%, investors would receive a 9% return, or $10.90 per PLUS.

    ▪ For example, if the underlying index appreciates 20%, investors would receive only the maximum payment at maturity of $11.15 per PLUS, or 111.5% of the stated principal amount.

▪ Par Scenario: If the final level is equal to the initial level, investors would receive the stated principal amount of $10 per PLUS.

▪ Downside Scenario: If the final level is less than the initial level, investors would receive an amount that is less than the stated principal amount, based on a 1% loss of principal for each 1% decline in the level of the underlying index.

    ▪ For example, if the underlying index depreciates 20%, investors would lose 20% of their principal and receive only $8 per PLUS at maturity, or 80% of the stated principal amount.

PLUS Based on the Level of the S&P MidCap 400® Index due March 5, 2015
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of the accompanying prospectus supplement. Investing in the PLUS is not equivalent to investing directly in the underlying index or in any of the stocks comprising the index. You should understand the risks of investing in the PLUS and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the PLUS in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the PLUS described in the following sections:

> "— Risks relating to all note issuances" in the prospectus supplement; and

> "— General risks related to Indices" in the Equity index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **PLUS do not pay interest or guarantee return of any principal.** The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the principal amount at maturity. If the final level is less than the initial level, you will receive for each PLUS that you hold a payment at maturity that is less than the stated principal amount of each PLUS by an amount proportionate to the decline in the level of the underlying index, subject to the credit risk of HSBC. **You may lose up to 100% of the stated principal amount of the PLUS.**

- **The appreciation potential of the PLUS is limited by the maximum payment at maturity.** The appreciation potential of the PLUS is limited by the maximum payment at maturity of at least $11.15 per PLUS (at least 111.5% of the stated principal amount). Although the leverage factor provides 300% exposure to any amount by which the final level is over the initial level, because the payment at maturity will be limited to at least 111.5% of the stated principal amount for the PLUS, any increase in the final level over the initial level by more than 3.833% of the initial level will not further increase the return on the PLUS. The actual maximum payment at maturity will be determined on the pricing date.

- **Credit risk of HSBC USA Inc.** The PLUS are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the PLUS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the PLUS depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the PLUS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the PLUS.

- **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the PLUS in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield, as applicable, of the underlying index and the securities comprising the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The level of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Information about the S&P MidCap 400® Index" below. You may receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

- **Investing in the PLUS is not equivalent to investing in the underlying index.** Investing in the PLUS is not equivalent to investing in the underlying index or its component securities. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the securities comprising the underlying index.

- **Adjustments to the underlying index could adversely affect the value of the PLUS.** S&P Dow Jones Indices LLC, the reference sponsor of the underlying index, may add, delete or substitute the stocks comprising the underlying index. In addition, the reference sponsor of the underlying index may make other methodological changes that could change the level of the underlying index. Further, the reference sponsor of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. Any such actions could affect the value of and the return on the PLUS.

▪ **The estimated initial value of the PLUS, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the PLUS in the secondary market, if any**. The estimated initial value of the PLUS will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect the implied borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the PLUS. The implied borrowing rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the PLUS may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the PLUS to be more favorable to you. We will determine the value of the embedded derivatives in the PLUS by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the PLUS that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your PLUS in the secondary market (if any exists) at any time.

▪ **The price of your PLUS in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits   (which may or may not be realized) for assuming risks inherent in hedging our obligations under the PLUS, the underwriting discount and the costs associated with structuring and hedging our obligations under the PLUS. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your PLUS in the secondary market, if any, the price you would receive for your PLUS may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your PLUS in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the underlying index and changes in market conditions, and cannot be predicted with accuracy. The PLUS are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the PLUS to maturity. Any sale of the PLUS prior to maturity could result in a loss to you.

▪ **If HSBC Securities (USA) Inc. were to repurchase your PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the PLUS.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the PLUS in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately three months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the PLUS and other costs in connection with the PLUS that we will no longer expect to incur over the term of the PLUS. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the PLUS. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the PLUS based on changes in market conditions and other factors that cannot be predicted.

▪ **The amount payable on the PLUS is not linked to the level of the underlying index at any time other than the valuation date.** The final level will be based on the official closing level of the underlying index on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the underlying index appreciates prior to the valuation date but then decreases by the valuation date, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the level of the underlying index prior to that decrease. Although the actual level of the underlying index on the stated maturity date or at other times during the term of the PLUS may be higher than the final level, the payment at maturity will be based solely on the official closing level of the underlying index on the valuation date.

▪ **The PLUS will not be listed on any securities exchange and secondary trading may be limited.** The PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PLUS. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is

willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the PLUS, it is likely that there would be no secondary market for the PLUS. Accordingly, you should be willing to hold your PLUS to maturity.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the PLUS.** As calculation agent, HSBC or one of its affiliates will determine the initial level and the final level, and will calculate the amount of cash, if any, that you will receive at maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or the calculation of the final level in the event of a discontinuance of the underlying index, may adversely affect the payout to you at maturity. Although the calculation agent will make all determinations and take all action in relation to the PLUS in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your PLUS. The calculation agent is under no obligation to consider your interests as a holder of the PLUS in taking any actions, including the determination of the initial level, that might affect the value of your PLUS.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the PLUS.** One or more of our affiliates expect to carry out hedging activities related to the PLUS (and possibly to other instruments linked to the underlying index or the securities comprising the underlying index), including trading in the securities comprising the underlying index as well as in other instruments related to the underlying index. Some of our affiliates also trade the securities comprising the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index level. Such hedging or trading activities during the term of the PLUS, including on the valuation date, could adversely affect the level of the underlying index on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **Mid-capitalization companies risk.** The underlying index tracks companies that are considered mid-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the underlying index may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of mid-capitalization companies may be thinly traded, making it difficult for the relevant Index to track them. In addition, mid-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

- **The PLUS are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the PLUS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the PLUS.

- **The U.S. federal income tax consequences of an investment in the PLUS are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a PLUS, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Information About the S&P MidCap 400® Index

The underlying index is comprised of 400 companies with mid-sized market capitalizations ranging from $500 million to $11.4 billion and covers over 7% of the United States equities market. The calculation of the value of the underlying index is based on the relative value of the aggregate market value of the common stocks of 400 companies as of a particular time compared to the aggregate average market value of the common stocks of 400 similar companies during the base period of June 28, 1991.

The top 5 industry groups by market capitalization as of December 27, 2013 were: Financials, Industrials, Information Technology, Consumer Discretionary and Health Care.

In September 2012, the reference sponsor, S&P Dow Jones Indices LLC, a part of McGraw-Hill Financial, updated its index methodology so that, subject to several exceptions, shareholdings by specified types of insiders that represent more than 5% of the outstanding shares of a security are removed from the float for purposes of calculating the underlying index.

For more information about the S&P MidCap 400® Index, see "The S&P MidCap 400® Index" beginning on page S-14 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the underlying index based on the daily historical official closing level from December 27, 2008 through December 27, 2013. The official closing levels for the underlying index on December 27, 2013 was 1,336.30. We obtained the official closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical levels of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the valuation date.



Historical Performance of the Underlying Index – Daily Official Closing Levels
December 27, 2008 to December 27, 2013

License Agreement

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC; Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P MidCap 400®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The S&P MidCap 400® Index (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The PLUS are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor's Financial Services LLC or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the PLUS or any member of the public regarding the advisability of investing in securities generally or in the PLUS particularly or the ability of the Index to track general market

HSBC

PLUS Based on the Level of the S&P MidCap 400® Index due March 5, 2015
Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

performance. S&P Dow Jones Indices' only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the PLUS. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the PLUS into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the PLUS or the timing of the issuance or sale of the PLUS or in the determination or calculation of the equation by which the PLUS are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the PLUS. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the PLUS currently being issued by HSBC, but which may be similar to and competitive with the PLUS. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the PLUS.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE PLUS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

PLUS Based on the Level of the S&P MidCap 400® Index due March 5, 2015
Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

Additional Information About the PLUS

Please read this information in conjunction with the summary terms on the front cover of this document.

General Information	
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	40434B495
ISIN:	US40434B4959
Minimum ticketing size:	$1,000 / 100 PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Tax considerations:	There is no direct legal authority as to the proper tax treatment of each PLUS, and therefore significant aspects of the tax treatment of each PLUS is uncertain as to both the timing and character of any inclusion in income in respect of each PLUS. Under one approach, each PLUS could be treated as a pre-paid executory contract with respect to the underlying index. We intend to treat each PLUS consistent with this approach. Pursuant to the terms of each PLUS, you agree to treat each PLUS under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat each PLUS as a pre-paid executory contract with respect to the underlying index. Pursuant to this approach, we do not intend to report any income or gain with respect to each PLUS prior to maturity or an earlier sale or exchange, and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the PLUS for more than one year at such time for U.S. federal income tax purposes.

In Notice 2008-2, the Internal Revenue Service and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the PLUS) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a PLUS is required to accrue income in respect of the PLUS prior to the receipt of payments under the PLUS or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a PLUS as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of the PLUS could be subject to U.S. withholding tax in respect of a PLUS. It is unclear whether any regulations or other guidance would apply to the PLUS (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the PLUS.

We will not attempt to ascertain whether any of the entities whose stock is included in the underlying index would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the underlying index were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the underlying index and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the underlying index is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the PLUS.

For a further discussion of U.S. federal income tax consequences related to each PLUS, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. |
| **Calculation agent:** | HSBC USA Inc., or one of its affiliates. |
| **Supplemental plan of distribution (conflicts of interest):** | Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the PLUS from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the PLUS and will receive a fee of up to $0.20 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of up to $0.20 for each PLUS they sell.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the PLUS, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement. |

PLUS Based on the Level of the S&P MidCap 400® Index due March 5, 2015
Performance Leveraged Upside Securities℠
Principal at Risk Securities

Syndicate Information

Issue price	Selling concession	Principal amount of securities for any single investor
$10.0000	$0.2000	<$1MM
$9.9625	$0.1625	>$1MM and <$3MM
$9.9438	$0.1438	>$3MM and <$5MM
$9.9250	$0.1250	>$5MM

Events of default and acceleration:

If the PLUS have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the PLUS, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "payment at maturity" in this free writing prospectus. In such a case, the third scheduled trading day for the underlying index immediately preceding the date of acceleration will be used as the valuation date for purposes of determining the accelerated final level. If a market disruption event exists on that scheduled trading day, then the accelerated valuation date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled valuation date). The accelerated maturity date will be the third business day following such accelerated postponed valuation date.

For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

Business day:

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment when offices or settlement systems are closed:

If any payment is due on the PLUS on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Where you can find more information:

This free writing prospectus relates to an offering of securities linked to the underlying index identified on the cover page. The purchaser of a PLUS will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of PLUS relates to the underlying index identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying index or any security comprising the underlying index or as to the suitability of an investment in the PLUS.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and Equity Index Underlying Supplement dated March 22, 2012. If the terms of the PLUS offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of the accompanying prospectus supplement, as the PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the PLUS. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

You may access these documents on the SEC web site at .www.sec.gov as follows:

The Equity Index Underlying Supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

The prospectus supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

The prospectus at:
http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

This document provides a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

"Performance Leveraged Upside Securities℠" and "PLUS℠" are service marks of Morgan Stanley.